FREE WRITING PROSPECTUS dated November 16, 2011	Filed pursuant to Rule 433 Registration Statement No. 333-164694

EKSPORTFINANS ASA | NOVEMBER 2011 | WWW.EKSPORTFINANS.COM RATINGS* AND RISK WEIGHT
Moody’s	Aa3/P-1 (review for further downgrade)
Standard & Poor’s	AA/A-1+ (negative outlook)
Risk weight	20%

Moody’s: (October 28, 2011): “Moody’s Investors Service has today downgraded Eksportfinans ASA’s issuer and debt ratings to Aa3 from Aa1. (...) All ratings were placed on review for further downgrade. (...) The rating action follows the Norwegian Ministry of Finance’s decision not to grant Eksportfinans a permanent exemption from the European Union’s Capital Requirement Directive (CRD). The downgrades reflect Moody’s view that the decision implies a weaker commitment from the Norwegian government to support Eksportfinans, in the event of need. (...) Eksportfinans will nevertheless benefit from a one-year transition period to year-end 2012, during which it will be exempt from the directive.”

Moody’s: (April 27, 2011): “The rating action primarily reflects Eksportfinans’s stronger performance in 2010 (…) and the continued de-risking of its balance sheet. (…) Moody’s expects Eksportfinans to remain an attractive choice for export financing. Another positive development is the improved quality of Eksportfinans’ liquidity buffer (…). The rating agency also views the company’s strategy as credible (…).” http://www.eksportfinans.no/News/
Nyhetsartikler/Nedgradering.aspx?sc_lang=en

S&P: (September 12, 2011): “The ratings on Eksportfinans ASA reflect our opinion that there is a very high likelihood of extraordinary support from the Norwegian government.” “They are further underpinned by the company’s excellent loan asset quality and robust capitalization.” “The company’s loan asset quality remains excellent, with the entire loan portfolio either guaranteed by the Norwegian government or by domestic and foreign banks.”

S&P: (June 07, 2011): “We are changing our outlook on Eksportfinans to negative from stable to reflect our view of the ongoing pressure on Eksportfinans’ standalone credit profile stemming from the viability of its current business model and the adequacy of its enterprise risk management” http://www.eksportfinans.no/News/
Nyhetsartiklerratingendring%20
standard%20and%20poors.aspx?sc_lang=en

*A credit rating reflects the creditworthiness of Eksportfinans in the view of the rating agency and is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness does not affect or enhance the likely performance of an investment other than the ability to meet obligations.

KEY FACTS
Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:

•  Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry

•  All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution

Eksportfinans’ long term funding requirement for 2011: USD 9-10 billion:

•  Only Norwegian international borrower with a Global benchmark program

•  Closest proxy to the Kingdom of Norway on a Global benchmark basis

OWNERSHIP

ISSUANCE PROGRAMS
• Programs / Shelves: US MTN, EMTN, Kangaroo, Japan • Extensive range of structures
FINANCIAL HIGHLIGHTS (USD BILLION)
	9M 2011	9M 2010	2010	2009
Total Assets	38.8	39.8	36.8	39.0
Total loans outstanding	21.1	20.7	21.1	21.2
Capital adequacy total	16.5%	14.4%	17.6%	13.3%
Capital adequacy core	12.8%	10.3%	12.7%	9.7%
Exchange rate NOK/USD	5.8417	5.8382	5.8564	5.7767

RECENT DEVELOPMENTS

Eksportfinans’ underlying business operations showed continued good performance in the first nine months of 2011, with a net interest income of NOK 1,105 million compared to NOK 1,095 million in the corresponding period in 2010. Disbursements of new loans were NOK 24.8 billion in the first nine months of 2011, compared to NOK 21.2 billion for the first nine months of 2010.

Total comprehensive income in the first nine months of 2011 was NOK 374 million, compared to NOK 177 million in the same period in 2010. Net profit excluding unrealized gains and losses was NOK 678 million in the first nine months of 2011, compared to NOK 648 million in the corresponding period in 2010.

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. In 2010, Eksportfinans was granted a transitional period ending December 31, 2011, during which it can use the 2010 reporting standards for large exposures. On October 19, 2011, the Ministry of Finance, in cooperation with the Ministry of Trade and Industry, decided to grant Eksportfinans another one year temporary exemption from the directive. Please see “Regulatory Framework” on page 5 in Eksportfinans’ Third Quarter Report 2011, filed with the Securities and Exchange Commission as Exhibit 99.2 on Form 6-K dated November 8, 20111).

On April 30th 2010 the Norwegian government launched its support package for domestic industry which includes among other things a softening of the regulations regarding Norwegian content to be included in export contracts financed by Eksportfinans. The required Norwegian content in the projects financed with government supported export credits is reduced from 50 to 30 percent. The government also opened up for issuing guarantees and loans for projects of national interest. This means that other factors than actual deliveries from Norway can be considered in the assessment of whether a project qualifies for loans and guarantees.

In its annual letter to Eksportfinans regarding the management of the government supported export financing scheme for 2010 and 2011, the Ministry of Trade and Industry has requested Eksportfinans to be aware of innovative projects and to support the Norwegian export industry in renewable energy projects specifically.

For a complete overview of information from Eksportfinans, please see www.eksportfinans.com. This document was last amended on November 15, 2011.

____________________

1) http://www.sec.gov/Archives/edgar/data
/700978/000119312511301777/d253755dex992.htm

Eksportfinans has filed a registration statement (including a prospectus) with the SEC. Before investing, please read the prospectus in that registration statement and other documents filed with the SEC for more complete information about Eksportfinans. The documents are available free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in an offering will arrange to send the prospectus upon request. Please call toll-free 1-866-500-5408.